EXHIBIT 12.1  Computation of Ratio of Earnings to Fixed Charges

			Predecessor
	Three Months Ended		Year Ended January 31:
	May 5, 2007	May 6, 2006	2007		2006		2005		2004		2003

Fixed Charges
Cash interest expense	$6,472	$3,712	$17,104		$193		$191		$362		$215
Amortization of capitalized expenses related to indebtedness	367	109		2,359		—		—		—		—
Estimated interest within rental expense	316	315		1,327		943		747		798		751

Total fixed charges	$7,155	$4,136		$20,790		$1,136		$938		$1,160		$965

Earnings
Pre-tax earnings from continuing operations	$18,685	$11,770		$41,944		$25,411		$6,863		(47,194)		$(11,040)
Fixed charges	7,155	4,136		20,790		1,136		938		1,160		965

Earnings before fixed charges	$25,840	$15,906		$62,734		$26,547		$7,801		$(46,034)		$(10,075)
Ratio of earnings to fixed charges	3.6	3.8		3.0		23.4		8.3		(39.7)		(10.4)